December 16, 2019

J. Heath Deneke
President and Chief Executive Officer
Summit Midstream Partners, LP
1790 Hughes Landing Blvd, Suite 500
The Woodlands, TX 77380

       Re: Summit Midstream Partners, LP
           Registration Statement on Form S-3
           Filed November 19, 2019
           File No. 333-234781

Dear Mr. Deneke:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed November 19, 2019

Exhibits

1. We note that your forum selection provision in your amended and restated agreement of limited partnership (Section 16.9) identifies the Court of Chancery of the State of
       Delaware as the exclusive forum for certain litigation, including claims brought in a derivative manner. We also note your risk factor entitled "Our Partnership Agreement designates the Court of Chancery..." on page 53 of your Form 10-K for the fiscal year ended December 31, 2018, which discloses certain risks from the provision. Please revise your prospectus to disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
 J. Heath Deneke
FirstName LastNameJ. HeathLP
Summit Midstream Partners, Deneke
Comapany16, 2019
December NameSummit Midstream Partners, LP
December 16, 2019 Page 2
Page 2
FirstName LastName
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
General

2. We note your disclosure on your prospectus cover page that among the securities that may be offered pursuant to this registration statement, Summit Midstream Partners, LP may offer and sell debt securities. We also note that footnote 1 to your registration fee table indicates that you are registering an indeterminate amount of debt securities of Summit
         Midstream Partners, LP. However, you have not provided a description of such debt in the prospectus, and have not filed as an exhibit an indenture governing the terms of such debt. Please revise. For guidance, consider Interpretations 201.02 and
201.04 of our
         Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. In addition, please revise to provide a description of the guarantees.
3. Please explain the basis on which Summit Midstream Holdings, LLC and Summit
         Midstream Finance Corp. are eligible to use Form S-3. If you are relying on General
         Instruction I.C of Form S-3, please explain how such entities meet the requirements set forth in such instruction. Similarly, explain the basis on which the guarantors are eligible to use Form S-3. For example, please tell us whether Summit Midstream Partners, LP will provide a full and unconditional guarantee of debt issued by Summit Midstream
         Holdings, LLC and Summit Midstream Finance Corp. In that regard, such guarantee is not identified in your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 J. Heath Deneke
Summit Midstream Partners, LP
December 16, 2019
Page 3

       Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                          Sincerely,
FirstName LastNameJ. Heath Deneke
                                                          Division of
Corporation Finance
Comapany NameSummit Midstream Partners, LP
                                                          Office of Energy &
Transportation
December 16, 2019 Page 3
cc:       Jason A. Rocha
FirstName LastName